CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia  V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of CREAM MINERALS LTD. (the "Company") will be held at the Oak Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on September 19, 2008, at the hour of 1:30 p.m. (PST), for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended March 31, 2008.

2.

To fix the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5.

To consider and if thought fit, to pass an ordinary resolution to approve the adoption of a new stock option plan by the Company permitting the granting of incentive stock options for up to 10% of the issued and outstanding shares of the Company at the time of grant, as more fully set out in the Information Circular.

6.

To consider and if thought fit, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements or such other forms of financing as may be acceptable to the TSX Venture Exchange, such number of securities that exceeds 50% of the total number outstanding as at September 19, 2008, all as more fully set forth in the Information Circular accompanying this Notice.

7.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice of Annual General Meeting.  The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 25th day of August, 2008.

BY ORDER OF THE BOARD

“Frank A. Lang”

Frank A. Lang, President & CEO